# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cocrystal Pharma, Inc., CIK 0001412486
CUSIP: 19188J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0000944809
Persons authorized to receive notices and communications: Camielle Green, OPKO Health, Inc., 4400 Biscayne Blvd., Miami, Florida (FL), 33137, 3055754100

## Reporting persons
- OPKO HEALTH, INC. (CIK 0000944809): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,692,916; shared voting power 0; sole dispositive power 5,692,916; shared dispositive power 0; aggregate amount beneficially owned 5,692,916 (29.6% of the class)
  Comment: (1) The percentage provided in Item 13 is calculated based on 19,263,200 shares outstanding as of August 6, 2026, as communicated by the Issuer to the Reporting Person.
- FROST PHILLIP MD ET AL (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,786,412; shared voting power 0; sole dispositive power 2,786,412; shared dispositive power 0; aggregate amount beneficially owned 2,786,412 (13.9% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 1,993,551 shares of Common Stock held by Frost Gamma Investments Trust ("FGIT"), which is controlled by Dr. Frost as sole trustee; (ii) 719,425 shares of Common Stock issuable upon exercise of warrants held by FGIT, which are exercisable within 60 days; (iii) 20,325 shares of Common Stock held by Dr. Frost, options to acquire 51,417 shares of Common Stock, which are exercisable within 60 days; and (iv) 1,693 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 6, 2026, as communicated by the Issuer to the Reporting Person; (ii) 719,425 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days; (iii) options to acquire 51,417 share of Common Stock, which are exercisable within 60 days; and (iv) 1,693 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 2,712,977; shared voting power 0; sole dispositive power 2,712,977; shared dispositive power 0; aggregate amount beneficially owned 2,712,977 (13.6% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 1,993,551 shares of Common Stock; and (ii) 719,425 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 6, 2026, as communicated by the Issuer to the Reporting Person; and (ii) 719,425 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days.
- Rubin Steven D (CIK 0001381874): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,724,860; shared voting power 0; sole dispositive power 2,724,860; shared dispositive power 0; aggregate amount beneficially owned 2,724,860 (14.1% of the class)
  Comment: (1) The amounts provided in Items 7, 9, and 11 include (i) 2,660,242 shares of Common Stock; (ii) options to acquire 50,402 shares of Common Stock, which are exercisable within 60 days; and (iii) 14,217 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.
  
  (2) The percentage provided in Item 13 is calculated based on (i) 19,263,200 shares outstanding as of August 6, 2026, as communicated by the Issuer to the Reporting Person; (ii) options to acquire 50,401 shares of Common Stock, which are exercisable within 60 days; and (iii) 14,217 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cocrystal Pharma, Inc.
Address of issuer's principal executive offices: 19805 N. CREEK PARKWAY, BOTHELL, Washington (WA), 98011

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:
(i) OPKO Health, Inc. ("OPKO"), a corporation incorporated under the laws of the State of Delaware;
(ii) Phillip Frost, M.D. as Chief Executive Officer of OPKO ("Dr. Frost");
(iii) Frost Gamma Investments Trust ("FGIT"), a trust organized under the laws of the State of Florida; and
(iv) Steven D. Rubin ("Mr. Rubin").
Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". The Reporting Persons have entered into a joint filing agreement, dated as of August 7, 2026, a copy of which is attached hereto as Exhibit 2.
Residence or business address: The address of the principal business and principal office of OPKO is 4400 Biscayne Blvd., Miami, Florida 33137. The address of the principal business and principal office of Dr. Frost, FGIT and Mr. Rubin is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.
Present principal occupation or employment: OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets. Dr. Frost's principal occupation is serving as Chairman and Chief Executive Officer of OPKO. The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Mr. Rubin's principal occupation is serving as Executive Vice President - Administration and Director of OPKO.
Criminal convictions in the last five years: No Reporting Person or any of the persons listed on Exhibit 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Dr. Frost and Mr. Rubin are citizens of the United States of America. OPKO was incorporated in the State of Delaware. FGIT was organized in the State of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OPKO entered into a Securities Purchase Agreement with the Issuer pursuant to which OPKO purchased 5,474,053 shares of Common Stock for a total purchase price of $5,000,000. The source of funds used by OPKO for its acquisition of securities of the Issuer was working capital. For information with respect to Dr. Frost and FGIT, please refer to the Schedule 13D/A filed on August 7, 2026, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
OPKO acquired the shares of Common Stock for investment purposes. On July 31, 2026, OPKO and Issuer entered into the Securities Purchase Agreement pursuant to which OPKO purchased $5,000,000 of Common Stock from the Issuer.
Dr. Frost and FGIT acquire shares of common stock for investment purposes. Further, in their capacity as directors of the Issuer, Dr. Frost and Mr. Rubin may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the board of directors of the Issuer and the Issuer's management.
OPKO intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to OPKO, concentration of positions in the portfolios managed by OPKO, market conditions and general economic and industry conditions, OPKO may in the future take such actions with respect to their investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
In connection with a transaction and series of related mergers (collectively, the "Merger") through which Cocrystal Merger Sub, Inc., a Delaware corporation, and RFS Pharma, LLC, a Georgia limited liability company ("RFS Pharma"), became wholly-owned subsidiaries of the Issuer, each of the Reporting Persons entered into a Stockholders Rights Agreement with the Issuer and certain other persons (the "Stockholders Rights Agreement"). Under the Stockholders Rights Agreement, each of the Reporting Persons and other parties thereto (other than the Issuer) entered into voting agreements and granted an irrevocable proxy with respect to the voting of Common Stock and any preferred stock of the Issuer in favor of certain individuals selected in accordance with the Stockholders Rights Agreement. Additionally, the Issuer granted the Reporting Persons and other parties to the Stockholders Rights Agreement a right of first refusal on participation in future equity financings by the Issuer until such time as the Issuer has cumulatively raised $70 million in equity financings. Dr. Frost and Mr. Rubin currently serve as directors of the Issuer. This filing shall not be deemed an admission that any of the Reporting Persons constituted a "group" with any other signatories of the Stockholders Rights Agreement for purposes of Section 13(d) of the Exchange Act.
Except as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
OPKO's reported ownership does not include securities beneficially owned by FGIT, Dr. Frost or Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost, and Mr. Rubin.
Dr. Frost and FGIT's reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 34% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.
Richard C. Pfenniger, Jr., a member of the board of directors of the Issuer and OPKO beneficially owns 87,551, or approximately 0.45% of the outstanding shares of Common Stock, which include shares of Common Stock issuable upon the exercise of stock options, warrants, and restricted stock units, exercisable within 60 days. Mr. Pfenniger has no voting or other rights and no beneficial interest in the shares of Common Stock owned by each of OPKO, Dr. Frost and FGIT. This report shall not be deemed an admission that Mr. Pfenniger is the beneficial owner of the securities for any purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
OPKO's reported ownership does not include securities beneficially owned by FGIT, Dr. Frost or Mr. Rubin. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT, Dr. Frost, and Mr. Rubin.
Dr. Frost and FGIT's reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 34% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.
Richard C. Pfenniger, Jr., a member of the board of directors of the Issuer and OPKO beneficially owns 87,551, or approximately 0.45% of the outstanding shares of Common Stock, which include shares of Common Stock issuable upon the exercise of stock options, warrants, and restricted stock units, exercisable within 60 days. Mr. Pfenniger has no voting or other rights and no beneficial interest in the shares of Common Stock owned by each of OPKO, Dr. Frost and FGIT. This report shall not be deemed an admission that Mr. Pfenniger is the beneficial owner of the securities for any purpose.
Transactions in the class effected during the past sixty days:
In the last 60 days prior to the filing of this Schedule 13D, Mr. Rubin has not effected any transactions in the shares of Common Stock.
In the last 60 days prior to the filing of this Schedule 13D, OPKO acquired a total of 5,474,053 shares of Common Stock on July 31, 2026, pursuant to the Securities Purchase Agreement for a per share purchase price of $0.9134 and a total purchase price of $5,000,000.
In the last 60 days prior to the filing of this Schedule 13D, FGIT acquired a total of 85,000 shares of Common Stock on the open market at prices ranging from $0.87 to $0.9898 per share for an aggregate purchase price of approximately $80,404.18 as set forth below:
Date: August 3, 2026
Shares: 75,000
Aggregate Purchase Price: $70,587.84
Weighted Average Price Per Share: $0.9412
Date: August 5, 2026
Shares: 10,000
Aggregate Purchase Price: $9,816.34
Weighted Average Price Per Share: $0.9816
In addition, on June 30, 2026, Dr. Frost and Mr. Rubin acquired shares of Common Stock as the result of the vesting of restricted stock units in the amounts of 1,694 shares and 504 shares, respectively.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

On August 7, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated by reference.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 OPKO Directors and Executive Officers
Exhibit 2 Joint Filing Agreement
Exhibit 3 Stockholder Rights Agreement, dated as of November 25, 2014 (2)
Exhibit 4 Power of Attorney

(2) Incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on December 1, 2014.

## Signatures
- OPKO HEALTH, INC.: /s/ Camielle Green, Camielle Green, Associate General Counsel (08/07/2026)
- FROST PHILLIP MD ET AL: /s/ Phillip Frost, M.D., Phillip Frost, M.D. (08/07/2026)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (08/07/2026)
- Rubin Steven D: /s/ Steven D. Rubin, Steven D. Rubin (08/07/2026)